UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
_____

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **October 29, 2004**

VTEX ENERGY, INC.
(Exact name of Registrant as specified in its charter)

Nevada	**000-22661**	**76-0582614**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8303 Southwest Freeway, Suite 950
Houston, Texas   **77074**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(713) 773-3284**

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ] **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ] **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ] **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ] **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 8.01 Other Events.

As previously disclosed by a Current Report on Form 8-K as filed with the Securities & Exchange Commission on July 30, 2004, VTEX Energy, Inc. ("VTEX") entered into an option agreement with CLK Energy, Inc. ("CLK") on July 13, 2004 to purchase from CLK 50% of CLK's interest in the Bayou Choctaw Field, located in the Iberville and West Baton Rouge Parishes, Louisiana (the "Option Agreement").

The Option Agreement originally expired on August 10, 2004, and was subsequently amended to extend the expiration date to September 30, 2004 and October 31, 2004, as previously disclosed by Current Reports on Form 8-K as filed with the Securities & Exchange Commission on August 30, 2004 and October 5, 2004.

On October 29, 2004, the Option Agreement was amended to extend the option period to November 19, 2004. In addition, the provision to increase the size of the Company's Board of Directors from two members to seven was amended to provide for an increase to three members.

Item 9.01 Financial Statements and Exhibits.

The following document is filed as an exhibit to this report:

Exhibit 10.1: Amendment to Letter Option Agreement, dated July 13, 2004 by and between VTEX Energy, Inc. and CLK Energy, Inc.

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTEX ENERGY, INC.

Date: November 1, 2004   By: /s/ Randal B. McDonald, Jr.
                                               Randal B. McDonald, Jr.
                                               Chief Financial Officer